LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

March 12, 2015

Kathryn McHale
Senior Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 11, 2015
File No. 000-54648

Dear Ms. McHale:

By letter dated February 27, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 11, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Proposal No. 2

Purpose and Effects of Proposal 2, page 3

1.
Please revise your disclosure in this section to make clear that the primary purpose of the Authorized Share Increase is to have enough authorized shares to meet the commitments of the Notes described. Revise to include a description of each of the private placements that occurred, including the reason for the agreement and any material terms. Please note that we expect a small paragraph for each Note in addition to the table that has already been included in the proxy statement.

Response:
The first paragraph of this section has been revised and restated as follows:

“The primary purpose of the Authorized Share Increase is to make available for issuance shares of stock which may be required pursuant to the conversion of certain notes and other convertible instruments, as described below.  Additionally, the Authorized Share Increase may be used for general corporate purposes, including, without limitation, capital raising, merger and acquisition opportunities and other general corporate purposes.”

The following summaries have been added prior to the final paragraph of this Section:

On October 1, 2013, the Company entered into a promissory note with JMJ Financial which provides for the Company to borrow up to $350,000 in principal (the “JMJ Note”).  Funding was needed for working capital and general corporate purposes, including operating expenses. As of March 31, 2014, the Company had borrowed $150,000 under this Promissory Note.  Outstanding borrowings mature two years from the effective date of each advance.  If the outstanding balance of the note is repaid by the Company on or before 90 days from the effective date of the borrowing, the interest charged is 0%.  However, if the Company does not repay the note within 90 days, a one-time interest charge of 12% shall be applied to the outstanding principal sum.  The outstanding balance of the note may be converted into common stock at the option of the debt holder at a rate equal to the lower of $0.90 per share, or 60% of the lowest trading price in the 25 days trading days previous to the conversion date, subject to other adjustments in the agreement.

On November 22, 2013, the Company, entered into and closed a purchase agreement (the “Purchase Agreement”) with an institutional investor, pursuant to which the Company sold to the investor a senior secured convertible promissory note in the principal amount of $1,750,000 (the “Note”), and warrants to purchase 300,000 shares of common stock (the “Warrants”), for an aggregate purchase price of $1,750,000. Funding was needed for leasing two rail cars, including deposit, return freight, prepayments, and refurbishment of the cars, in addition to working capital and general corporate purposes. The Note was scheduled to mature on June 30, 2014, bears interest at the rate of 10% per year payable on maturity in cash or shares of common stock at the Company’s option (subject to certain conditions), and is convertible into shares of the Company’s common stock at a conversion price equal to $0.70, subject to adjustment in the event of future stock splits, stock dividends, and similar transactions, or in the event of subsequent equity sales by the Company at a price lower than the conversion price then in effect.  The Company’s obligations under the Note are secured by substantially all of the Company’s assets.  The Warrants have a five-year term, are exercisable on a cash or cashless basis, and have an exercise price equal to $1.00, subject to adjustment in the event of future stock splits, stock dividends, and similar transactions, or in the event of subsequent equity sales by the Company at a price lower than the exercise price then in effect. On April 11, 2014, total principal and accrued interest of $1,818,055 were exchanged for a new note described below.

On March 24, 2014, the Company entered into a Convertible Promissory Note with Iconic Holdings, LLC (the “Iconic Note”) in which the Company has access to borrow a total principal amount of $165,000.  Funding was needed for working capital and general corporate purposes, as well as costs associated with movement of rail cars to Las Vegas and establishing dining services. All borrowings incur interest at a rate of 8% per annum, which is payable as of the maturity date of March 24, 2015.  The initial borrowing made by the Company amounted to $55,000, which represented the amount outstanding on the Iconic Note as of March 31, 2014.  At the option of the debt holder, the outstanding balance may be converted at any time into shares of the Company’s common stock at a conversion rate equal to the lower of $0.50 or 60% of the lowest trading price of the Company’s common stock during the 25 consecutive trading days prior to conversion election date.

On March 25, 2014, the Company entered into a convertible note agreement with KBM Worldwide, Inc. (the “KBM Note”) for total principal borrowings of $68,000.  Funding was needed for working capital and general corporate purposes, as well as costs related to setting up and inbound call center. The amounts are due nine months after the issuance of the note on December 25, 2014, and bear interest at a rate of 8% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the KBM Note into shares of the Company’s common stock at a conversion rate equal to 61% of the average of the lowest three closing trading prices during the 10 trading day period prior to the conversion election date.
On April 2, 2014, the Company entered into a convertible promissory note for $100,000 with Beaufort Capital Partners LLC with a maturity date of October 2, 2014.  Funding was needed for working capital and general corporate purposes, as well as costs associated with establishing AITAN travel agency. The note is convertible into shares of the Company’s common stock at a discount of 42% of the lowest traded price during the 5 trading days preceding the conversion date.

On April 11, 2014, the Company entered into a Note Exchange Agreement with the debt holder holding the $1,750,000 senior secured convertible promissory note originally issued on November 22, 2013 under the Purchase Agreement described above.  Under the terms of the Note Exchange Agreement, the original senior secured convertible promissory note is cancelled and replaced with a new note for $2,000,000.  Funding was needed for working capital and general corporate purposes. The new note matured on November 30, 2014, bears interest at the rate of 10% per year payable on maturity in cash or shares of common stock at the Company’s option (subject to certain conditions), and is convertible into shares of the Company’s common stock at a conversion price equal to $0.45, subject to adjustments in the event of future stock splits, stock dividends, and similar transactions, or in the event of subsequent equity sales by the Company at a price lower than the conversion price then in effect.  Under the new note, the Company’s obligations are secured by substantially all of the Company’s assets, excluding any railcar assets.

On April 17, 2014, the Company entered into a convertible note payable with Vista Capital Investments, LLC providing for borrowings up to $250,000 with a maturity date of April 17, 2016.  Funding was needed for working capital and general corporate purposes. Such note has a one-time interest charge of 12% and is due on the maturity date. The outstanding balance of the note along with accrued interest is convertible into shares of the Company’s common stock at a rate equal to the lesser of $0.25 or 60% of the lowest trade occurring during the 25 trading days preceding the conversion date.  The Company received proceeds under this convertible note payable of $50,000 in April 2014.

On April 30, 2014, the Company entered into a convertible note payable with Redwood Management, LLC providing for total borrowings of $250,000, which is payable in 3 installments of $83,333, the first due installment upon execution of the note, the second installment due one month after execution, and the final installment due two months after execution.  Funding was needed for working capital and general corporate purposes. Interest on the note equals 10% of the total principal balance, regardless of how long the note is outstanding.  The Company received proceeds of $166,667 during the three months ended June 30, 2014, and the final $83,333 during the three months ended September 30, 2014.  The convertible note matures 6 months after the issuance, at which point the outstanding principal and interest is due.

On May 6, 2014, the Company entered into a convertible note payable with KBM Worldwide, Inc. providing for total borrowings of $32,500 which accrue interest at a rate of 8% per annum.  Funding was needed for refurbishing cars and locomotives for Santa Fe rail line, as well as working capital and general corporate purposes. The convertible note matures and is due in full on February 12, 2015 along with any unpaid accrued interest.  The outstanding principal and accrued interest is convertible into shares of common stock at the option of the holder at a conversion rate equal to 61% of the average of the lowest 3 trading prices during the 10 trading days prior to the conversion.

On May 12, 2014, the Company entered into a secured convertible promissory note with Typenex Co-Investment, LLC (the “Typenex Note”) providing for total borrowings up to $335,000 which accrue interest at a rate of 10% per annum.  Funding was needed for refurbishing cars and locomotives for Santa Fe rail line, as well as working capital and general corporate purposes. All outstanding borrowings mature and are due in 20 months from the issuance date.  The Company received an initial payment of $87,500 on the note issuance date.  The outstanding principal and interest is convertible into shares of common stock at the option of the holder at a conversion rate equal to the lesser of $0.35 per share or 60% of the average of the 3 lowest closing bid prices in the 20 trading days preceding the conversion date.  If the average of the 3 lowest closing bid prices is less than $0.10, then the conversion factor is reduced from 60% to 55%.  The debt holder was also issued warrants on May 12, 2014 in connection with this note payable granting the right to purchase a number of common stock shares equal to $167,500 divided by the market price (defined as the higher of the closing price on the issuance date or the volume weighted average price of the stock for the trading day that is 2 days prior to the exercise date) at an exercise price of $0.35 per share.

On May 28, 2014, the Company entered into a convertible promissory note with Beaufort Capital Partners LLC providing for borrowings of $125,000.  Funding was needed for working capital and general corporate purposes. The convertible promissory note matured on August 28, 2014, at which point the Company owed $187,500 which includes a total of $62,500 in interest expense.  The outstanding amounts are convertible into shares of common stock at the option of the holder at a conversion rate equal to 60% of the lowest traded price during the prior 20 trading days from the date of the conversion.

On June 13, 2014, the Company entered a convertible debenture agreement with Group 10 Holdings, LLC providing for total borrowing of $55,000 which accrue interest at the rate of 12% per annum. Funding was needed for working capital and general corporate purposes. All borrowings mature and are due in one year from the issuance date. The debenture is convertible into shares of common stock at the option of the holder at the conversion rate lesser of 55% discount of the lowest closing bid price during the 25 trading days prior to the date of notice conversion or $0.25 per share.  In connection with the agreement, the Company issued 50,000 shares of common stock as a commitment fee.

On June 17, 2014, the Company entered into a convertible promissory note with KBM Worldwide, Inc. for borrowings of $32,500 which bear interest at a rate of 8% per annum.  Funding was needed for working capital and general corporate purposes, as well as marketing for Santa Fe service. The outstanding borrowings and accrued interest are payable on March 19, 2015.  The outstanding amounts are convertible into shares of common stock at the debt holder’s option at a conversion rate equal to 61% of the average of the lowest three trading prices during the 10 trading days prior to the conversion.

On July 18, 2014, the Company entered into a convertible note payable with LG Capital Funding, LLC providing for total borrowings of $90,000, which is payable in 2 installments of $45,000.  Funding was needed for working capital and general corporate purposes, as well as operating expenses for Santa Fe rail service. Interest on the note equals 8% of the total principal balance. The Company received payment of $45,000 on July 22, 2014. The convertible note matures 12 months after the issuance on July 17, 2015, at which point the outstanding principal and interest is due.  The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 57% of the lowest trading price during the fifteen trading days prior to the conversion.

On July 24, 2014, the Company entered into a security purchase agreement with ADAR Bays, LLC providing for total borrowings of $71,000, with the first note being of $36,000 and the second note being in the amount of $35,000.  Funding was needed for working capital and general corporate purposes, as well as operating expenses for Santa Fe rail service. Interest on the note equals 8% of the total principal balance. The Company received proceeds of $36,000 on July 28, 2014.  The convertible note matures 12 months after the issuance on July 23, 2015, at which point the outstanding principal and interest is due.  The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 57% of the lowest trading price during the fifteen trading days prior to the conversion.

On August 15, 2014, the Company entered into a convertible promissory note with KBM Worldwide, Inc. providing for total borrowings of $32,500 which bears interest at a rate of 8% per annum.  Funding was needed for working capital and general corporate purposes. The convertible note matures on May 15, 2015, at which point the outstanding principal and interest are due.  The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 61% of the average of the 3 lowest trading price during the ten trading days prior to the conversion.

On September 23, 2014, the Company entered into a convertible promissory note with JSJ Investments, Inc. providing for total borrowings of $44,679 which bears interest at a rate of 15% per annum.  Funding was needed for working capital and general corporate purposes. The convertible note matures on March 23, 2015, at which point the outstanding principal and interest is due.  The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 61% of the average of the 3 lowest trading price during the ten trading days prior to the conversion.

Potential for Dilution to the Ownership of Existing Shareholders and Other Effects of Proposal 2, page 5

2.	Revise the disclosure in the second paragraph to include, using specific calculations and percentages, the dilutive effect to shareholders assuming the full conversion of the notes.

Response: The first paragraph of this section has been revised and restated as follows:

The additional shares of Common Stock to be authorized by adoption of the proposed amendment to our Articles of Incorporation would have rights identical to our currently outstanding Common Stock. The Authorized Share Increase will not change the number of shares of stock outstanding, nor will it have any immediate dilutive effect or change the rights of current holders of our Common Stock. However, to the extent that the additional authorized shares are issued in the future, they may dilute the percentage equity ownership of existing shareholders and, depending on the price at which they are issued, may also dilute earnings and book value on a per share basis. The Company’s shareholders have no preemptive rights to subscribe for additional shares of Common Stock when issued, which means that current shareholders do not have a prior right to purchase any newly-issued shares in order to maintain their proportionate ownership of the Company’s Common Stock. Assuming full conversion of the Notes, and notwithstanding any terms of the Notes that provide no such holder will own more than 4.99% of the Company’s Common Stock, the maximum number of shares that may be issued pursuant to conversion of the Notes is 6,360,034,166, equivalent to 93.18% of the issued and outstanding shares of Common Stock, assuming no other issuances of Common Stock.

3.
Revise to add a table showing the effect of the Note agreements, as a whole, on the company’s capitalization and earnings per share. We suggest that you include the amounts as of the historical period prior to the first issuance and then the amounts pro forma for the transactions.

Response: The following table will be added below the final paragraph of this section:

		NUMBER OF SHARES	PERCENTAGE OF ISSUED
		ISSSUABLE UPON FULL	AND OUSTANDING
NOTE	ISSUANCE DATE	CONVERSION OF NOTES (1)	COMMON STOCK (1)
Promissory note dated 10/1/13 with maturity 2 years from the effective advance date convertible at the rate equal to the lower of $0.90 or 60% of the lowest trading price in 25 days prior to conversion.	10/1/2013	211,111	2.48%
Promissory note dated 3/24/14 bearing interest of 8% per annum convertible at the rate equal to the lower of $0.50 or 60% of the lowest trading price in 25 days prior to conversion	3/24/2014	423,077	2.66%
Promissory note dated 4/2/14 convertible at a discount of 42% off the lowest traded price of the common stock during the prior 5 trading days	4/2/2014	420,521	2.62%
Senior secured promissory note dated 4/11/14, bearing interest at 10% per annum and convertible into common stock at $0.45 per share, or lower if the company sells stock at a lower price per share payable on 11/30/14	4/11/2014	5,714,286	35.39%
Promissory note dated 4/17/14 with a one time interest of 12% and convertible into common stock at the lesser of 60% of the lowest trading price in the previous 25 trading days or $0.25	4/17/2014	387,597	2.39%
Promissory note dated 4/30/14 bearing interest of 10% per annum convertible at the price of 45% of the lowest trading price in 20 days prior to conversion	4/30/2014	1,689,189	8.10%
Promissory note dated 5/6/14 bearing interest of 8% per annum convertible at the rate equal to 61% of the avegrage of the lowest trading price in 10 days prior to conversion	5/6/2014	231,646	1.11%
Promissory note dated 5/12/14 bearing interest of 10% per annum convertible at the rate equal to the lower of $0.35 or 60% of the average of the lowest trading price in 20 days prior to conversion	5/12/2014	790,425	3.79%
Promissory note dated 5/28/14 convertible at the rate equal to 60% of the lowest trading price in 20 days prior to conversion	5/28/2014	1,046,901	4.55%
Promissory note dated 6/13/14 bearing interest of 12% per annum convertible at the rate equal to the lower of $0.25 or 55% of the lowest trading price in 25 days prior to conversion	6/13/2014	588,235	2.47%
Promissory note dated 6/17/14 bearing interest of 8% per annum convertible at the rate equal to 61% of the lowest trading price in 10 days prior to conversion	6/17/2014	332,992	1.40%
Promissory note dated 7/18/14 bearing interest of 8% per annum convertible at the rate equal to 57% of the lowest trading price in 15 days prior to conversion	7/18/2014	984,683	3.77%
Promissory note dated 7/24/14 bearing interest of 8% per annum convertible at the rate equal to 57% of the lowest trading price in 15 days prior to conversion	7/24/2014	562,500	2.16%
Promissory note dated 8/15/14 bearing interest of 8% per annum convertible at the rate equal to 61% of the lowest trading price in 10 days prior to conversion	8/15/2014	1,331,967	4.76%

(1)Assumes full conversion as of Issuance Date of all Notes issued as of Issuance Date

For nine months as of 12/31/2014 there were 94,721,435 weighted average shares oustanding and the net loss per share was $0.10.

Assuming full conversion of all notes at the issuance date the number of weighted average shares oustanding would have been 105,492,967 and the net loss per shares would have been $0.09.

Security Ownership of Beneficial Owners and Management, page 11

4.
We note your statement in footnote 4 that no such holder of any Note will own more than 4.99% of the common stock. Based on representations from your counsel, we note that this statement is not true, and that not all of the note agreements contain blocker provisions. Please therefore add any parties that, assuming full conversion of the notes, could potentially hold more than 5% of the company’s common stock.

Response: This table has been revised to reflect the extent to which Cowen Overseas Investment LP may become a holder of more than 5% of the Company’s Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of March 11, 2015 by (a) each of the Company's directors and executive officers, (b) all of the Company's directors and executive officers as a group and (c) each person known by the Company to be the beneficial owner of more than five percent of its outstanding common stock.

	Amount and			Ownership assuming
	Nature of Beneficial		Percent of	full conversion
Directors and Officers (1)	Ownership (2)		Class (3)	of Notes (4)

Michael Barron, CEO/President and Chairman (5)	15,744,345		3.38%	*

Wanda Witoslawski, CFO and Treasurer	7,489,192		1.61%	*

Gilbert H. Lamphere (6)	49,975,003		10.73%	*

John McPherson, Director	95,833		*	*

John O'Connor, Director	491,594		*	*

Ronald Batory, Director	*		*	*

Cowen Overseas Investment	34,502,612	(7)	6.90%	90.90%

All directors and officers as a group	108,298,579		22.75%	92.35%

* less than one percent

(1)	The address of each of the beneficial owners is 9480 South Eastern Ave, Suite 205, Las Vegas, Nevada 89123.

(2)
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)	Based on 465,696,129 shares outstanding as of March 11, 2015.

(4)	Assumes full conversion of Notes, provided that, in accordance with the provisions of the Notes, no such holder of any Note will own more than 4.99% of the Company’s Common Stock.

(5)	Includes 328,103 shares held by Allegheny Nevada Holdings Corporation which is in the sole control of Michael Barron.

(6) (7)
Includes 31,350,001 shares of Common Stock registered in the name of American Pension Services, Inc. for the benefit of Gilbert H. Lamphere.

Cowen Overseas Investment (“Cowen”) currently owns 198,741 shares of common stock. Pursuant to the Purchase Agreement, Cowen can convert into up to an additional 4,651,162,791 shares of common stock; however, there is not currently a sufficient number of authorized shares to issue such amount in full.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/Michael Barron

Michael Barron

Chief Executive Officer
4816-6976-2338, v.  2